                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                   ENRON CORP.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   293561-10-6
                                 (CUSIP Number)

                               KENNETH E. RANDOLPH
                                   DYNEGY INC.
                           1000 LOUISIANA, SUITE 5800
                              HOUSTON, TEXAS 77002
                                 (713) 507-6400

                                    COPY TO:

                                 R. JOEL SWANSON
                             J. DAVID KIRKLAND, JR.
                               BAKER BOTTS L.L.P.
                                 ONE SHELL PLAZA
                              HOUSTON, TEXAS 77002
                                 (713) 229-1234

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                NOVEMBER 28, 2001
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Cusip Number 293561-10-6
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1)    NAME OF REPORTING PERSONS:          Dynegy Inc. ("Dynegy")

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):   74-2928353

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2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a)   [  ]
      (b)   [  ]

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3)    SEC USE ONLY

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4)    SOURCE OF FUNDS (See Instructions)
      OO

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5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
            [  ]

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6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      Illinois

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                  7)    SOLE VOTING POWER
                        0
NUMBER OF         -------------------------------------------------------------
SHARES            8)    SHARED VOTING POWER
BENEFICIALLY            0
OWNED BY          -------------------------------------------------------------
EACH              9)    SOLE DISPOSITIVE POWER
REPORTING               0
PERSON WITH       -------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        0
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11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0

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12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (See Instructions)     [  ]

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13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%

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14)   TYPE OF REPORTING PERSON (See Instructions)
      CO

----------------


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                 SCHEDULE 13D/A OF DYNEGY INC. (AMENDMENT NO. 1)

ITEM 4.     PURPOSE OF TRANSACTION.

      (a)-(c)

TERMINATION OF MERGER AGREEMENT AND EXERCISE OF OPTION

      Item 4 of Dynegy's Statement on Schedule 13D filed November 19, 2001 is hereby amended to add the following information.

      On November 28, 2001, Dynegy Inc. gave Enron Corp., an Oregon corporation (the "Issuer"), notice of termination of the Agreement and Plan of Merger dated as of November 9, 2001 among Dynegy Inc., Stanford, Inc., Sorin, Inc., Badin, Inc. and Enron Corp. Immediately thereafter, on November 28, 2001, Dynegy Holdings Inc. gave notice of exercise of its option to purchase all of the membership interests of MCTJ Holding Co. LLC, a Delaware limited liability company and the indirect owner of the common stock of Northern Natural Gas Company ("MCTJ"), pursuant to the Option Agreement dated as of November 9, 2001 and amended as of November 19, 2001 (the "Option Agreement") among Dynegy, CGNN Holding Company, Inc., a Delaware corporation and indirect subsidiary of the Issuer ("CGNN"), MCTJ, a wholly owned subsidiary of CGNN, the Issuer, and Dynegy Holdings Inc., a Delaware corporation and a subsidiary of Dynegy.

      Upon Dynegy's exercise of its option under the Option Agreement, certain contingent rights granted to Dynegy under the Exchange Agreement dated as of November 9, 2001 and amended as of November 19, 2001 between Dynegy and the Issuer (the "Exchange Agreement") terminate according to the terms of the Exchange Agreement. Specifically, Dynegy's option to exchange all, but not less than all, of its shares of Series A Preferred Stock in Northern Natural Gas Company for shares of Enron Common Stock and Enron's option to require Dynegy to exchange all, but not less than all, of Dynegy's shares of Series A Preferred Stock in Northern Natural Gas Company for shares of Enron Common Stock terminate pursuant to Section 2.10 of the Exchange Agreement, thereby eliminating Dynegy's beneficial ownership interest in Enron Common Stock.

EXHIBITS AND INCORPORATION BY REFERENCE.

      The letter of Dynegy Inc. giving notice of termination is filed herewith as Exhibit 1 and is incorporated in this Amendment No. 1 to Statement on
Schedule 13D by reference. The letter of Dynegy Holdings Inc. giving notice of exercise of its option to purchase all of the membership interests of MCTJ pursuant to the Option Agreement is filed herewith as Exhibit 2 and is incorporated in this Amendment No. 1 to Statement on Schedule 13D by reference. The foregoing description of these letters is qualified in its entirety by reference to such Exhibits.

ITEM 5.     INTEREST IN SECURITIES OF ENRON.

      The information set forth or incorporated by reference in Item 4 is hereby incorporated herein by reference.

      (a)-(b) Upon Dynegy's exercise of its option under the Option Agreement, Dynegy's beneficial ownership of Enron Common Stock terminates.

      (c) Except as described in Item 4 hereof, no transactions in the Enron Common Stock were effected by Dynegy during the past 60 days.

      (d)      Not applicable.

      (e) On November 28, 2001, Dynegy ceased to be the beneficial owner of any shares of Enron Common Stock.



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ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      1    --     Letter from Dynegy Inc. to Enron Corp. dated November 28,
                  2001 giving notice of termination of the Agreement and Plan of Merger dated as of November 9, 2001 among Dynegy Inc.,
                  Stanford, Inc., Sorin, Inc., Badin, Inc. and Enron Corp.

      2    --     Letter from Dynegy Holdings Inc. to CGNN Holding Company,
                  Inc. dated November 28, 2001 giving notice of the exercise of its option to purchase all of the membership interests of MCTJ
                  Holding Co. LLC, a Delaware limited liability company, pursuant to the Option Agreement dated as of November 9, 2001 and amended as of November 19, 2001.




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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    DYNEGY INC.



                                    By:   /s/  KEITH R. FULLENWEIDER
                                        --------------------------------------
                                          Keith R. Fullenweider
                                          Senior Vice President and
                                          Deputy General Counsel


Amendment dated as of: December 3, 2001.



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                                INDEX OF EXHIBITS

      The following exhibits are incorporated by reference herein as indicated below:

    EXHIBIT
    NUMBER                          DESCRIPTION

      1    --     Letter from Dynegy Inc. to Enron Corp. dated November 28,
                  2001 giving notice of termination of the Agreement and Plan of Merger dated as of November 9, 2001 among Dynegy Inc.,
                  Stanford, Inc., Sorin, Inc., Badin, Inc. and Enron Corp.
                  (incorporated by reference to Exhibit 99.1 to Dynegy Inc.'s
                  Current Report on Form 8-K dated November 28, 2001 (the "Form
                  8-K")).

      2    --     Letter from Dynegy Holdings Inc. to CGNN Holding Company,
                  Inc. dated November 28, 2001 giving notice of the exercise of its option to purchase all of the membership interests of MCTJ
                  Holding Co. LLC, a Delaware limited liability company, pursuant to the Option Agreement dated as of November 9, 2001 and amended as of November 19, 2001 (incorporated by reference to Exhibit 99.2 to the Form 8-K).




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